

September 11, 2012

<u>Via E-mail</u>
Bruce Beaty
Chief Executive Officer and President
Blue Ridge Real Estate Company
P.O. Box 707
Blakeslee, PA 18610

> **Re: Blue Ridge Real Estate Company**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended October 31, 2011**
> **Filed January 30, 2012**
> **File No. 000-02844**

Dear Mr. Beaty:

We have read your supplemental response letter dated August 21, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011 filed January 30, 2012

Combined Statements of Operations, page 19

1. We note your response to comment one in our letter dated August 8, 2012, relating to your presentation of properties sold and properties classified as held for sale, and related operating results. We note that your materiality analysis addresses the effect of discontinued operations on net loss, operating loss, interest income, and interest expense for the year ended October 31, 2011. Please address the following comments:

Bruce Beaty
Blue Ridge Real Estate Company
September 11, 2012
Page 2

- Expand your materiality analysis to cover all periods presented in the Form 10-K for the year ended October 31, 2011 and the Form 10-Q for the period ended April 30, 2012; and

- Expand your materiality analysis to address the effect of discontinued operations on other individual line items, subtotals, or totals not addressed in your analysis (e.g., revenues, costs and expenses, interest income, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant